Exhibit 1

SILICOM LTD.
NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
September 16, 2007

        Notice is hereby given that an Annual and Extraordinary General Meeting (the “Meeting”) of Shareholders of Silicom Ltd. (the “Company”) will be held at the offices of the Company at 8 Hanagar Street, Kfar Sava 44000, Israel, on September 16, 2007, at 10.00 a.m., Israel time.

        The Company is a Dual Company, as such term is defined in the Israeli Companies Regulations (Concessions for Public Companies Traded on Stock Markets Outside of Israel) – 2000.

        The Meeting is being called for the following purposes:

    1.        To consider and act upon a proposal to elect Messrs. Avi Eizenman, Yehuda Zisapel and Yeshayahu (‘Shaike’) Orbach to hold office as directors until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.

    2.        To consider and act upon a proposal to extend the appointments of Ms. Einat Domb-Har and Mr. Ilan Kalmanovich as External Directors of the Company for additional three-year terms.

    3.        To consider and act upon a proposal to approve the procurement of an insurance policy for the coverage of directors and officers of the Company.

    4.        To consider and act upon a proposal to approve an increase in the salary of, and the grant of a bonus to, Yeshayahu (‘Shaike’) Orbach, the Company’s Chief Executive Officer.

    5.        To consider and act upon a proposal to approve the grant of a bonus to Avi Eizenman, the Chairman of the Company’s Board of Directors.

    6.        To consider and act upon a proposal to approve the appointment of Somekh Chaikin, Certified Public Accountants (Isr.), a member of KPMG International, as the independent public accountants of the Company for the period commencing January 1, 2007 and until the next annual shareholders meeting, and to authorize the audit committee of the Board of Directors to fix the remuneration of such auditors in accordance with the volume and nature of their services.

    7.        To receive management’s report on the business of the Company for the year ended December 31, 2006.

        Approval of proposals numbered one, three, four, five and six requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares of the Company nominal value New Israeli Shekels 0.01 each (“Ordinary Shares”) amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposals.

        Approval of proposal number two requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to each of such proposals, provided that if the total number of Ordinary Shares voted against any such proposal by shareholders of the Company that are not controlling shareholders (as such term is defined in the Israeli Securities Law – 1968) in the proposal exceeds one per cent (1%) of the aggregate voting rights in the Company, such majority must include the affirmative vote of at least one-third of the votes actually cast with respect to such proposal by shareholders of the Company present in person or by proxy at the Meeting that are not controlling shareholders.

        Shareholders of record at the close of business on August 7, 2007 will be entitled to vote at the Meeting or any postponements or adjournments thereof. Shareholders who do not expect to attend the meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible. In the event that proxies are sent directly to the Company, they must be received at least 24 hours prior to the commencement of the Meeting in order for the proxy to be qualified to participate in the Meeting. Shareholders who hold shares of the Company through members of the Tel Aviv Stock Exchange and who wish to participate in the Meeting, in person or by proxy, are required to deliver proof of ownership to the Company, in accordance with the Israeli Companies Regulations (Proof of Ownership of a Share For Purposes of Voting at General Meetings) – 2000. Such shareholders wishing to vote by proxy are requested to attach their proof of ownership to the aforementioned proxy.

Date: August 1, 2007	By Order of the Board of Directors SILICOM LTD. By: /s/ Shaike Orbach —————————————— Yeshayahu (‘Shaike’) Orbach President and Chief Executive Officer